UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004 (November 10, 2004)

Commission File Number: 1-9141

THE NEWS CORPORATION LIMITED

(Name of Registrant)

2 Holt Street, Sydney, New South Wales, 2010, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F     X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                     No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                     No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

On November 10, 2004, The News Corporation Limited sent a notice to the members of its Board of Directors and its executive officers informing them that the blackout period under the News America Savings Plan, the News America 401k Savings Plan, the Fox Investment Plan and the Investment Plan for Former Chris-Craft/UTV Employees that commenced at 4:00 p.m. Eastern time on November 1, 2004 and was expected to end at 4:00 p.m. Eastern time on November 12, 2004 has been extended and is now expected to end at 4:00 p.m. Eastern time on November 24, 2004. A copy of the notice is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE NEWS CORPORATION LIMITED

Date: November 10, 2004	By:	/S/ ARTHUR M. SISKIND
Arthur M. Siskind
Director

EXHIBIT INDEX

Exhibit

A.     Notice to Executive Officers and Directors of Extension of Prohibition of Insider Trading During Blackout Period of Retirement Plans from 4:00 p.m. Eastern Time on November 1, 2004 to 4:00 p.m. Eastern Time on November 24, 2004.

EXHIBIT A

MEMORANDUM

November 10, 2004

TO:	Members of the Board of Directors and Executive Officers

FROM:	Janet Nova, Vice President, Associate General Counsel

RE:	Notice to Executive Officers and Directors of Extension of Prohibition of Insider Trading During Blackout Period of Retirement Plans from 4:00 p.m. Eastern Time on November 1, 2004 to 4:00 p.m. Eastern Time on November 24, 2004

As a director or executive officer of The News Corporation Limited (the “Company”), you are subject to the restrictions under Section 306(a) of the Sarbanes-Oxley Act of 2002, which prohibits certain trades during pension plan blackout periods. You were previously informed of a blackout period commencing at 4:00 p.m. Eastern time on November 1, 2004 and ending at 4:00 p.m. Eastern time on November 12, 2004. HOWEVER, THIS BLACKOUT PERIOD WILL BE EXTENDED UNTIL 4:00 P.M. EASTERN TIME ON NOVEMBER 24, 2004 because the Registration Statements on Form S-8 for the relevant pension plans will not yet be filed with the SEC and effective until November 24, 2004. If you have questions as to whether the blackout period has ended, contact Janet Nova at 212-852-7724 or jnova@newscorp.com. Please note the following:

1.	The prohibition is imposed because participants in the News America Savings Plan, the News America 401k Savings Plan, the Fox Investment Plan and the Investment Plan for Former Chris-Craft/UTV Employees (the “Plans”) are not permitted to enter into transactions under their respective Plans with respect to Company or News Corporation, Inc. securities because the Plans require time to administer and implement changes to participant accounts due to the reincorporation of the Company in the United States and the filing of the requisite Registration Statements with the SEC.

2.	You are not permitted to purchase, sell or otherwise acquire or transfer any equity securities of the Company or News Corporation, Inc. (or derivative securities of those equity securities) during the blackout period, unless the applicable transaction is exempt. Your ability to trade in any equity securities of the Company or News Corporation, Inc. will be affected during the blackout period regardless of whether you participate in the Plans.

3.	The prohibition on sales and other transfers described in “2.” above applies only to equity securities of the Company or News Corporation, Inc. (and derivatives of such securities) that you have acquired in connection with your service or employment as a director or executive officer of the Company or News Corporation, Inc. It is important to note that any such security you sell or otherwise transfer will be automatically treated as acquired in connection with your service or employment unless you establish that the securities were acquired from another source and this identification is consistent with your treatment of the securities for tax purposes and all other disclosure and reporting requirements.

4.	The blackout period commenced at 4:00 p.m. Eastern time on November 1, 2004 and will end 4:00 p.m. Eastern time on November 24, 2004.

If you have questions about the blackout period or whether a proposed transaction would be exempt, contact Janet Nova at 212-852-7724 or jnova@newscorp.com.